UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Harbinger Group Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

41146A106
(CUSIP Number)

David N. Brooks –

Secretary, Vice President and General Counsel

c/o Fortress Investment Group LLC

1345 Avenue of the Americas

New York, New York 10105

(212) 798-6100

With copies to:

David M. Feldman, Esq.

Glenn R. Pollner, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41146A106
(1) Name of Reporting Persons CF Turul LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): OO
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0
(8) Shared Voting Power: 32,994,901 (1)(2)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 32,994,901 (1)(2)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,901 (1)(2)
(12) Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 18.5% (2)
(14) Type of Reporting Person (See Instructions): OO

(1) The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances.  See Items 5 and 6 for additional information about these limitations.

(2) Reflects the maximum number of underlying Common Shares issuable to CF Turul LLC upon conversion as of the date of this filing. Subject to certain limitations, the Reporting Person’s beneficial ownership may increase as a result of quarterly PIK Dividends as described below.

2

CUSIP No. 41146A106
(1) Name of Reporting Persons Fortress Operating Entity I LP
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): Not applicable
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0
(8) Shared Voting Power: 32,994,901 (1)(2)(3)(4)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 32,994,901 (1)(2)(3)(4)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,901 (1)(2)(3)(4)
(12) Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14) Type of Reporting Person (See Instructions): PN; IA

(1) The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances.  See Items 5 and 6 for additional information about these limitations.

(2) The Reporting Person disclaims beneficial ownership as described in Item 5.

(3) Reflects the maximum number of underlying Common Shares issuable upon conversion as of the date of this filing. Subject to certain limitations, the Reporting Person’s beneficial ownership may increase as a result of quarterly PIK Dividends as described below.

(4) Solely as sole managing member of FIG LLC.

3

CUSIP No. 41146A106
(1) Name of Reporting Persons Fortress Credit Opportunities Advisors LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): Not applicable
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0
(8) Shared Voting Power: 32,994,901 (1)(2)(3)(4)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 32,994,901 (1)(2)(3)(4)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,901 (1)(2)(3)(4)
(12) Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14) Type of Reporting Person (See Instructions): OO; IA

(1) The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances.  See Items 5 and 6 for additional information about these limitations.

(2) The Reporting Person disclaims beneficial ownership as described in Item 5.

(3) Reflects the maximum number of underlying Common Shares issuable upon conversion as of the date of this filing. Subject to certain limitations, the Reporting Person’s beneficial ownership may increase as a result of quarterly PIK Dividends as described below.

(4) Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

4

CUSIP No. 41146A106
(1) Name of Reporting Persons Fortress Credit Opportunities MA Advisors LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): Not applicable
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0
(8) Shared Voting Power: 32,994,901 (1)(2)(3)(4)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 32,994,901 (1)(2)(3)(4)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,901 (1)(2)(3)(4)
(12) Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14) Type of Reporting Person (See Instructions): OO; IA

(1) The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances.  See Items 5 and 6 for additional information about these limitations.

(2) The Reporting Person disclaims beneficial ownership as described in Item 5.

(3) Reflects the maximum number of underlying Common Shares issuable upon conversion as of the date of this filing. Subject to certain limitations, the Reporting Person’s beneficial ownership may increase as a result of quarterly PIK Dividends as described below.

(4) Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

5

CUSIP No. 41146A106
(1) Name of Reporting Persons Fortress Credit Opportunities MA II Advisors LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): Not applicable
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0
(8) Shared Voting Power: 32,994,901 (1)(2)(3)(4)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 32,994,901 (1)(2)(3)(4)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,901 (1)(2)(3)(4)
(12) Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14) Type of Reporting Person (See Instructions): OO; IA

(1) The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances.  See Items 5 and 6 for additional information about these limitations.

(2) The Reporting Person disclaims beneficial ownership as described in Item 5.

(3) Reflects the maximum number of underlying Common Shares issuable upon conversion as of the date of this filing. Subject to certain limitations, the Reporting Person’s beneficial ownership may increase as a result of quarterly PIK Dividends as described below.

(4) Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

6

CUSIP No. 41146A106
(1) Name of Reporting Persons FCO MA LSS Advisors LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): Not applicable
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0
(8) Shared Voting Power: 32,994,901 (1)(2)(3)(4)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 32,994,901 (1)(2)(3)(4)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,901 (1)(2)(3)(4)
(12) Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14) Type of Reporting Person (See Instructions): OO; IA

(1) The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances.  See Items 5 and 6 for additional information about these limitations.

(2) The Reporting Person disclaims beneficial ownership as described in Item 5.

(3) Reflects the maximum number of underlying Common Shares issuable upon conversion as of the date of this filing. Subject to certain limitations, the Reporting Person’s beneficial ownership may increase as a result of quarterly PIK Dividends as described below.

(4) Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

7

CUSIP No. 41146A106
(1) Name of Reporting Persons Fortress Credit Opportunities MA Maple Leaf Advisors LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): Not applicable
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0
(8) Shared Voting Power: 32,994,901 (1)(2)(3)(4)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 32,994,901 (1)(2)(3)(4)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,901 (1)(2)(3)(4)
(12) Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14) Type of Reporting Person (See Instructions): OO; IA

(1) The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances.  See Items 5 and 6 for additional information about these limitations.

(2) The Reporting Person disclaims beneficial ownership as described in Item 5.

(3) Reflects the maximum number of underlying Common Shares issuable upon conversion as of the date of this filing. Subject to certain limitations, the Reporting Person’s beneficial ownership may increase as a result of quarterly PIK Dividends as described below.

(4) Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

8

CUSIP No. 41146A106
(1) Name of Reporting Persons Fortress Global Opportunities (Yen) Advisors LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): Not applicable
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0
(8) Shared Voting Power: 32,994,901 (1)(2)(3)(4)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 32,994,901 (1)(2)(3)(4)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,901 (1)(2)(3)(4)
(12) Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14) Type of Reporting Person (See Instructions): OO; IA

(1) The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances.  See Items 5 and 6 for additional information about these limitations.

(2) The Reporting Person disclaims beneficial ownership as described in Item 5.

(3) Reflects the maximum number of underlying Common Shares issuable upon conversion as of the date of this filing. Subject to certain limitations, the Reporting Person’s beneficial ownership may increase as a result of quarterly PIK Dividends as described below.

(4) Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

9

CUSIP No. 41146A106
(1) Name of Reporting Persons Drawbridge Special Opportunities Advisors LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): Not applicable
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0
(8) Shared Voting Power: 32,994,901 (1)(2)(3)(4)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 32,994,901 (1)(2)(3)(4)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,901 (1)(2)(3)(4)
(12) Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14) Type of Reporting Person (See Instructions): OO; IA

(1) The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances.  See Items 5 and 6 for additional information about these limitations.

(2) The Reporting Person disclaims beneficial ownership as described in Item 5.

(3) Reflects the maximum number of underlying Common Shares issuable upon conversion as of the date of this filing. Subject to certain limitations, the Reporting Person’s beneficial ownership may increase as a result of quarterly PIK Dividends as described below.

(4) Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

10

CUSIP No. 41146A106
(1) Name of Reporting Persons Fortress Special Opportunities Advisors LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): Not applicable
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0
(8) Shared Voting Power: 32,994,901 (1)(2)(3)(4)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 32,994,901 (1)(2)(3)(4)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,901 (1)(2)(3)(4)
(12) Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14) Type of Reporting Person (See Instructions): OO; IA

(1) The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances.  See Items 5 and 6 for additional information about these limitations.

(2) The Reporting Person disclaims beneficial ownership as described in Item 5.

(3) Reflects the maximum number of underlying Common Shares issuable upon conversion as of the date of this filing. Subject to certain limitations, the Reporting Person’s beneficial ownership may increase as a result of quarterly PIK Dividends as described below.

(4) Solely in its role as an investment adviser to managed funds that own membership interests in CF Turul LLC.

11

CUSIP No. 41146A106
(1) Name of Reporting Persons FIG LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3) SEC Use Only:
(4) Source of Funds (See Instructions): Not applicable
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0
(8) Shared Voting Power: 32,994,901 (1)(2)(3)(4)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 32,994,901 (1)(2)(3)(4)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,901 (1)(2)(3)(4)
(12) Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14) Type of Reporting Person (See Instructions): OO

(1) The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances.  See Items 5 and 6 for additional information about these limitations.

(2) The Reporting Person disclaims beneficial ownership as described in Item 5.

(3) Reflects the maximum number of underlying Common Shares issuable upon conversion as of the date of this filing. Subject to certain limitations, the Reporting Person’s beneficial ownership may increase as a result of quarterly PIK Dividends as described below.

(4) Solely as owner of all the membership interests in the following investment advisors: Fortress Credit Opportunities Advisors LLC, Fortress Credit Opportunities MA Advisors LLC, Fortress Credit Opportunities MA II Advisors LLC, FCO MA LSS Advisors LLC, Fortress Credit Opportunities MA Maple Leaf Advisors LLC, Fortress Global Opportunities (Yen) Advisors LLC, Drawbridge Special Opportunities Advisors LLC and Fortress Special Opportunities Advisors LLC.

12

CUSIP No. 41146A106
(1) Name of Reporting Persons FIG Corp.
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3) SEC Use Only:
(4) Source of Funds (See Instructions): Not applicable
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0
(8) Shared Voting Power: 32,994,901 (1)(2)(3)(4)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 32,994,901 (1)(2)(3)(4)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,901 (1)(2)(3)(4)
(12) Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14) Type of Reporting Person (See Instructions): CO

(1) The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances.  See Items 5 and 6 for additional information about these limitations.

(2) The Reporting Person disclaims beneficial ownership as described in Item 5.

(3) Reflects the maximum number of underlying Common Shares issuable upon conversion as of the date of this filing. Subject to certain limitations, the Reporting Person’s beneficial ownership may increase as a result of quarterly PIK Dividends as described below.

(4) Solely in its capacity as the General Partner of Fortress Operating Entity I LP.

13

CUSIP No. 41146A106
(1) Name of Reporting Persons Fortress Investment Group LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3) SEC Use Only:
(4) Source of Funds (See Instructions): Not applicable
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0
(8) Shared Voting Power: 32,994,901 (1)(2)(3)(4)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 32,994,901 (1)(2)(3)(4)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,901 (1)(2)(3)(4)
(12) Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14) Type of Reporting Person (See Instructions): OO

(1) The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances.  See Items 5 and 6 for additional information about these limitations.

(2) The Reporting Person disclaims beneficial ownership as described in Item 5.

(3) Reflects the maximum number of underlying Common Shares issuable upon conversion as of the date of this filing. Subject to certain limitations, the Reporting Person’s beneficial ownership may increase as a result of quarterly PIK Dividends as described below.

(4) Solely in its capacity as the holder of all the issued and outstanding shares of FIG Corp.

14

CUSIP No. 41146A106
(1) Name of Reporting Persons Peter L. Briger, Jr.
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3) SEC Use Only:
(4) Source of Funds (See Instructions): Not applicable
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0
(8) Shared Voting Power: 32,994,901 (1)(2)(3)(4)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 32,994,901 (1)(2)(3)(4)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,901 (1)(2)(3)(4)
(12) Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14) Type of Reporting Person (See Instructions): IN

(1) The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances.  See Items 5 and 6 for additional information about these limitations.

(2) The Reporting Person disclaims beneficial ownership as described in Item 5.

(3) Reflects the maximum number of underlying Common Shares issuable upon conversion as of the date of this filing. Subject to certain limitations, the Reporting Person’s beneficial ownership may increase as a result of quarterly PIK Dividends as described below.

15

CUSIP No. 41146A106
(1) Name of Reporting Persons Constantine M. Dakolias
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3) SEC Use Only:
(4) Source of Funds (See Instructions): Not applicable
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power: 0
(8) Shared Voting Power: 32,994,901 (1)(2)(3)(4)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 32,994,901 (1)(2)(3)(4)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 32,994,901 (1)(2)(3)(4)
(12) Check Box if the Aggregate Amount in Row (11) Excludes certain shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 18.5% (3)
(14) Type of Reporting Person (See Instructions): IN

(1) The Reporting Person’s voting power may be reduced in certain circumstances, and the Reporting Person’s power to acquire shares of common stock upon conversion may be limited in certain circumstances.  See Items 5 and 6 for additional information about these limitations.

(2) The Reporting Person disclaims beneficial ownership as described in Item 5.

(3) Reflects the maximum number of underlying Common Shares issuable upon conversion as of the date of this filing. Subject to certain limitations, the Reporting Person’s beneficial ownership may increase as a result of quarterly PIK Dividends as described below.

16

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 (the “Amendment”) amends and restates the Schedule 13D, filed on May 23, 2011 (File No. 005-19362), as amended by Amendment No. 1 filed on August 12, 2011 (as amended from time to time, the “Amended Schedule 13D”), and relates to shares of common stock, $0.01 par value per share (“Common Stock”), of Harbinger Group Inc., a Delaware corporation (the “Issuer”) into which shares of Series A Participating Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of the Issuer are convertible. The principal executive offices of the Issuer are located at 450 Park Avenue, 27th Floor, New York, New York 10022. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Original Filing.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by the following persons (the “Reporting Persons”):

(1) CF Turul LLC, a Delaware limited liability company (“CF Turul”);

(2) Fortress Credit Opportunities Advisors LLC, a Delaware limited liability company (“FCOA”);

(3) Fortress Credit Opportunities MA Advisors LLC, a Delaware limited liability company;

(4) Fortress Credit Opportunities MA II Advisors LLC, a Delaware limited liability company;

(5) FCO MA LSS Advisors LLC, a Delaware limited liability company (“FCOA”);

(6) Fortress Credit Opportunities MA Maple Leaf Advisors LLC, a Delaware limited liability company;

(7) Fortress Global Opportunities (Yen) Advisors LLC, a Delaware limited liability company;

(8) Drawbridge Special Opportunities Advisors LLC, a Delaware limited liability company;

(9) Fortress Special Opportunities Advisors LLC, a Delaware limited liability company;

(10) FIG LLC, a Delaware limited liability company (“FIG LLC”);

(11) Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”);

(12) FIG Corp., a Delaware corporation (“FIG Corp.”);

(13) Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”);

(14) Constantine M. Dakolias; and

(15) Peter L. Briger, Jr.

Reporting Person #1 (CF Turul) owns the Preferred Stock that is the subject of this filing.

Reporting Persons #2 through #9 (the “Investment Advisors”) are investment advisors to one or more Fortress-managed funds that own membership interests in CF Turul LLC.

Reporting Person #10 (FIG LLC) owns the membership interests of each of the Investment Advisors.

Reporting Persons #11 through #15 have the relationships and authority discussed in Item 5, which information is incorporated herein by reference.

The business address of each of the Reporting Persons is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105. The principal business of the Reporting Persons is making securities, real estate and other asset-based investments and/or investment management.

Set forth in Annex A attached hereto is a listing of the directors and executive officers of persons that may be deemed to control the Reporting Persons (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference. Unless otherwise specified, each of the Covered Persons is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1.

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Joint Investment Committee Agreement

Pursuant to a joint investment committee agreement (the “JIC Agreement”) among Fortress, FIG Corp., FOE I, Constantine M. Dakolias and certain other individuals who collectively own all the limited partnership interests in FOE I, including Peter L. Briger, Jr. (collectively, the “JIC Parties”), the JIC Parties have agreed that Messrs. Dakolias and Briger (each, a “Committee Member”) have all voting authority over the shares of Common Stock that are or may be deemed to be beneficially owned by each of the Reporting Persons. Each of the Committee Members is a United States Citizen. The principal occupation of each of the Committee Members is serving as investment professionals. The principal office of each of the Committee Members is located at 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

(d) None of the Reporting Persons, or, to the best of their knowledge, any of the other persons identified in this Item 2 has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, or, to the best of their knowledge, any of the other persons identified in this Item 2 has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The total amount of funds required to purchase the shares of Common Stock beneficially owned by the Reporting Persons, as described in Item 5, was approximately $205 million. The source of funds for such transaction was derived from capital contributions of the members of CF Turul.

ITEM 4.	PURPOSE OF THE TRANSACTION

In addition to the Reporting Persons’ investment in the Preferred Stock, Fortress or its affiliates also currently own $63 million aggregate principal amount of the Issuer’s 7.875% Senior Secured Notes due 2019 (the “Senior Notes”). CF Turul acquired the Preferred Stock for general investment purposes, and the Fortress affiliates acquired the Senior Notes for general investment purposes.

The Reporting Persons intend to review on a continuing basis their investment in the securities of the Issuer. Subject to the agreements describe herein, the Reporting Persons may decide to convert the Preferred Stock, sell the Preferred Stock or the Common Stock issuable upon conversion thereof, and/or otherwise increase or decrease their investment in the securities of the Issuer (including the Senior Notes) depending on, among other things, the price of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

Except as disclosed in this Item 4, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of Item 4 of Schedule 13D. Subject to any applicable contractual restrictions, the Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to develop such plans or proposals, and may seek to influence management and/or the board of directors of the Issuer (the “Board”) with respect to the business and affairs of the Issuer and any director(s) designated by CF Turul may have influence over the corporate activities of the Issuer, including activities that may relate to actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

The information provided and incorporated by reference in Item 6 is hereby incorporated by reference herein.

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ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) The following disclosure assumes that there are 145,243,773 shares of Common Stock outstanding, which figure is based on the Issuer’s Amendment No. 1 to its Annual Report on Form 10-K filed on December 6, 2013.

CF Turul may be deemed to beneficially own 32,994,901 shares of Common Stock, which are subject to issuance upon conversion of the Preferred Stock acquired. The 32,994,901 shares of Common Stock issuable upon conversion of the Preferred Stock would, as of the date hereof, constitute approximately 18.5% of the Common Stock outstanding upon such conversion. Notwithstanding the foregoing, until approval is obtained from certain insurance regulatory authorities, CF Turul may not convert Preferred Stock in excess of 9.9% of the outstanding Common Stock and may not vote more than 9.9% of the total number of votes which may be cast in a general election of a director of the Issuer (the “9.9% Threshold”).

For the reasons set forth below and as a result of the relationships described in Item 2, each of the Reporting Persons may be deemed to be a beneficial owner of the 32,994,901 shares of Common Stock beneficially owned by CF Turul, which would, as of the date hereof, constitute approximately 18.5% of the Issuer’s outstanding Common Stock. None of the Reporting Persons or Committee Members directly owns any debt, equity or other securities of the Issuer.

However, (i) the Investment Advisors have the ability to direct the management of certain Fortress-managed funds that own the membership interests of CF Turul; (ii) FIG LLC has the ability to direct the management of the Investment Advisors’ business and affairs; (iii) FOE I has the ability to direct the management of FIG LLC’s business and affairs as the sole member of FIG LLC; (iv) FIG Corp. has the ability to direct the management of FOE I’s business and affairs as the general partner of FOE I; and (v) Fortress has the ability to direct the management of FIG Corp.’s business and affairs as the owner of all issued and outstanding shares of FIG Corp. The terms of the JIC Agreement do not provide any such persons with the power to direct or cause the direction of the management and policies of the Issuer. Pursuant to the JIC Agreement, the Committee Members may however exercise any power of the other parties thereto, which powers could include the power to direct or cause the direction of the management and policies of the Issuer, and may consequently have voting authority over the shares of Common Stock that are the subject of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission that any of the Reporting Persons (other than CF Turul) or either of the Committee Members is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) or Section 13(g) of the Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in Item 4, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons identified in Item 2, has engaged in any transaction during the past sixty days in any securities of the Issuer.

(d) No one other than the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons identified in Item 2, has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Securities Purchase Agreement

On May 12, 2011, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with CF Turul, Providence TMT Debt Opportunity Fund II, L.P., PECM Strategic Funding L.P., and Wilton Re Holdings Limited (together with CF Turul, the “Purchasers”), pursuant to which the Issuer agreed to sell an aggregate of 280,000 shares of Preferred Stock to the Purchasers at a purchase price of $1,000 per share (the “Purchase Price”), resulting in aggregate gross proceeds to the Issuer of $280 million (the “Private Placement”). CF Turul purchased 205,000 shares of Series A Preferred Stock (the “Preferred Stock”) in the Private Placement at a purchase price of $205 million. The closing of the transaction occurred on May 13, 2011 (the “Issue Date”).

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Each share of Preferred Stock is initially convertible at a conversion price of $6.50, which is subject to adjustment for dividends, certain distributions, stock splits, combinations, reclassifications, reorganizations, recapitalizations and similar events, as well as in connection with issuances of Common Stock (and securities convertible, exercisable or exchangeable for Common Stock) below the Conversion Price (which adjustment shall be made on a weighted average basis) (the “Conversion Price”).

Subject to certain exceptions, the Purchasers agreed in the Securities Purchase Agreement to standstill agreements pursuant to which the Purchasers agreed, and agreed to cause their affiliates, not to undertake any of the following without the prior written consent of the Issuer: (i) acquire any beneficial ownership of any securities of the Issuer or authorize to make a tender offer, exchange offer or other proposal to acquire any securities of the Issuer, in each case, if the effect of such acquisition would cause such Purchaser to beneficially own an amount of Common Stock equal to or greater than fifteen percent of the Issuer’s issued and outstanding Common Stock; (ii) acquire any beneficial ownership of any securities of any subsidiary of the Issuer or authorize to make a tender offer, exchange offer or other proposal to acquire any securities any subsidiary of the Issuer, in each case, if the effect of such acquisition would cause such Purchaser to beneficially own an amount of such subsidiary’s common stock equal to or greater than (A) fifteen percent of, or (B) with respect to Spectrum Brands Holdings, Inc. or Fidelity & Guaranty Life Holdings, Inc., any of, its issued and outstanding common stock; (iii) make or participate in any solicitation of proxies or advise or influence any person with respect to the voting of any stock of the Issuer; (iv) authorize, commence, encourage, support or endorse any tender offer or exchange offer; (v) form, join or participate in any group for the purposes of voting, acquiring, holding or disposing of any stock of the Issuer; (vi) publicly announce, propose or submit a proposal to the Issuer to effect any merger, recapitalization, reorganization, business combination or other extraordinary transaction involving the Issuer or any subsidiary of the Issuer; (vii) request the Issuer or any of its affiliates to amend or waive any of the standstill provisions; or (viii) enter into any agreements with any third party concerning any of the foregoing. The standstill limitations are in effect for three years following the Issue Date, except that the limitations described in clauses (iii), (iv), (v), (vi) and (viii) above will not apply if (x) the Issuer enters into a definitive agreement, the consummation of which would result in a Company Change in Control Event (as defined the Securities Purchase Agreement), (y) any person has commenced and not withdrawn a bona fide public tender offer or exchange offer which if consummated would result in a Company Change in Control Event and the Board has not recommended that the shareholders of the Issuer reject such offer within the time period contemplated by Rule 14e-3 under the Exchange Act or (z) upon certain acts of insolvency involving the Issuer.

Pursuant to the Securities Purchase Agreement, the Purchasers agree not to enter into certain hedging transactions for a period ending no later than twelve months from the Issue Date.

Prior to the fifth anniversary of the Issue Date, so long as certain Purchasers own at least 50% of the shares of Preferred Stock issued to them on the Issue Date, such Purchasers, including CF Turul, will be entitled to participate, on a pro rata basis in accordance with their ownership percentage, determined on an as converted basis, in certain issuances of common equity and common equity linked securities by the Issuer. In addition, subject to meeting certain ownership thresholds, certain Purchasers of Preferred Stock will be entitled to participate in certain issuances of preferred securities and in debt transactions of the Company.

On August 15, 2011, the Issuer and the Purchasers of its outstanding Series A Preferred Stock agreed to amend the Securities Purchase Agreement, Certificate of Designation, Registration Rights Agreement and Tag-Along Agreement to facilitate the Issuer’s designation of its Series A-2 Participating Convertible Preferred Stock, par value $0.01 per share (the “Series A-2 Preferred Stock”), and the issuance of 75,000 shares of such Series A-2 Preferred Stock.

The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

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Certificate of Designation: Certain Terms of the Preferred Stock

The Preferred Stock was issued pursuant to the terms of the Certificate of Designation of Series A Participating Convertible Preferred Stock of the Issuer, adopted on May 12, 2011 (the “Certificate of Designation”).

The Preferred Stock provides for a cumulative quarterly cash dividend payable at an annualized rate of 8%. The Preferred Stock also provides for an additional accreting quarterly dividend (the “PIK Dividend”). The PIK Dividend will accrete at an annualized rate of 4%, which rate may be reduced to 2% or 0% in future periods dependent on the Issuer’s net asset value. The Preferred Stock is also entitled to participate in cash and in-kind distributions to holders of shares of Common Stock on an as converted basis.

In the event of any liquidation or winding up of the Issuer, the holders of Preferred Stock will be entitled to receive per share the greater of (i) 150% of the Purchase Price, plus any accrued and unpaid dividends and (ii) the value that would be received if the share of Preferred Stock were converted into Common Stock immediately prior to the liquidation or winding up.

Each share of Preferred Stock may be converted by the holder into Common Stock at any time based on the then applicable Conversion Price. After the third anniversary of the Issue Date, the Issuer may force conversion of the Preferred Stock into Common Stock if the thirty-day volume weighted average price of the Issuer’s Common Stock (“VWAP”) and the daily VWAP exceed 150% of the then applicable Conversion Price for at least twenty trading days out of the thirty trading day period used to calculate the thirty day VWAP. In the event of a forced conversion, the holders of Preferred Stock will have the ability to elect cash settlement in lieu of conversion if certain market liquidity thresholds for the common stock are not achieved. In addition, for so long as CF Turul owns sufficient combined voting power (through ownership of Preferred and Common Stock) to entitle it to have consent rights or to nominate directors or appoint board observers (as described below) the Issuer’s ability to force conversion shall be limited so that CF Turul retains one share of Preferred Stock, enabling it to continue to exercise its right to nominate directors, appoint board observers or exercise consent rights associated with the Preferred Stock, but such Preferred Stock shall have no other rights or preferences. Upon CF Turul ceasing to own sufficient combined voting power to exercise these rights, the retained share shall be automatically cancelled. However, until certain regulatory filings are made and approvals are obtained (as described in Item 5), Preferred Stock may not be converted if upon such conversion the holder’s beneficial ownership would exceed certain thresholds.

On the seventh anniversary of the Issue Date, holders of the Preferred Stock shall be entitled to cause the Issuer to redeem the Preferred Stock at the Purchase Price per share plus accrued but unpaid dividends. Each share of Preferred Stock that is not so redeemed will be automatically converted into shares of Common Stock at the Conversion Price then in effect. Upon a change of control (as defined in the Certificate of Designation) holders of the Preferred Stock shall be entitled to cause the Company to redeem its Preferred Stock at a price per share of Preferred Stock equal to the sum of 101% of the Purchase Price and any accrued and unpaid dividends, including accrued and unpaid cash and accreting dividends for the then current dividend period.

At any time after the third anniversary of the Issue Date, the Issuer may redeem the Preferred Stock, in whole but not in part, at a price per share equal to 150% of the Purchase Price plus accrued but unpaid dividends, subject to the holder’s right to convert prior to such redemption.

The holders of the shares of the Preferred Stock will be entitled to vote on an as-converted basis with the Issuer’s holders of Common Stock on all matters submitted to a vote of the holders of Common Stock for all purposes. However, prior to the effectiveness of shareholder approval, holders of Preferred Stock may vote up to the 19.9% Threshold. Notwithstanding the foregoing, until approval is obtained from certain insurance regulatory authorities, no holder may, at any time, vote more than the 9.9% Threshold.

Consent of the holders of Preferred Stock is required before certain fundamental changes can be made to the Preferred Stock, including changes to the terms of the Preferred Stock with respect to liquidation preference, dividend, or redemption rights. Consent of the holders of a majority of Preferred Stock is required before, subject to certain exceptions, certain material actions may be taken with respect to the Preferred Stock including (i) issuing stock senior or pari passu to the Preferred Stock and (ii) incurring debt, or permitting a subsidiary to incur debt or selling assets or permitting a subsidiary to sell assets not otherwise permitted by the indenture relating to the Issuer’s Senior Secured Notes due 2015 (or any replacement thereof). While CF Turul continues to own at least 50% of the Preferred Stock purchased on the Issue Date (either as Preferred Stock or Common Stock upon conversion), consent of CF Turul is required before any action may be taken which requires approval by a majority of the holders of Preferred Stock or any action with respect to certain related party transactions between the Issuer and its affiliates.

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Subject to certain approval from certain insurance regulatory authorities, so long as CF Turul owns at least 50% of the Preferred Stock purchased on the Issue Date or 10% of the outstanding Common Stock on an as converted basis, CF Turul shall have the right to appoint one director to the Board who shall be entitled to be a member of any committee of the Board (except for any special committee formed to consider a related party transaction involving CF Turul).

If CF Turul does not appoint a director, subject to meeting certain ownership thresholds, CF Turul has the right to appoint an observer to attend all meetings of the Board, certain committees of the Board, and the boards of any wholly owned subsidiaries of the Issuer and certain committees thereof on which it does not have a director.

Upon a specified breach event (described below) the size of the Board will be increased by one or two directors, depending on whether CF Turul has appointed a director prior thereto. CF Turul, or a majority of Purchasers if CF Turul at that time owns less than a threshold amount, in either Common or Preferred Stock, will have the right to appoint one or two directors, reasonably acceptable to the Board.

Subject to meeting certain ownership thresholds, in the event that Philip A. Falcone ceases to be Chairman of the Board or Chief Investment Officer of the Issuer for a period of more than ninety consecutive days, other than as a result of temporary disability, and CF Turul does not approve the Issuer’s proposed business continuity plan (a “Director Addition Event”), CF Turul may appoint such number of directors that, when the total number of directors appointed by CF Turul is added to the number of independent directors, that number of directors is equal to the number of directors employed by or affiliated with the Issuer or the HCP Entities (as defined below).

Notwithstanding all of the foregoing, CF Turul’s representation on the Board will always be less than or proportionate to its ownership of the Issuer and will otherwise comply with the rules of The New York Stock Exchange and certain insurance regulatory authorities.

Upon a specified breach event (which events include an event of default under the indenture relating to the Issuer’s Senior Secured Notes due 2015, the Issuer’s failure to pay any dividends for a period longer than ninety days, the Issuer’s failure to perform certain covenants under the Certificate of Designation, and causing the delisting of its Common Stock), the Issuer will be prohibited from making certain restricted payments, incurring certain debt, and entering into certain agreements to purchase debt or equity interests in portfolio companies of any Harbinger Affiliate (as defined below) or to sell equity interests in portfolio companies of the Issuer to any Harbinger Affiliate.

The foregoing description of the Certificate of Designation is qualified in its entirety by reference to the full text of the Certificate of Designation, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

The Purchasers entered into a Registration Rights Agreement, dated as of May 12, 2011, with the Issuer (the “Registration Rights Agreement”), pursuant to which, the Issuer is obligated to use commercially reasonable efforts to file a registration statement with respect to the Common Stock underlying the Preferred Stock to be filed under the Securities Act of 1933 and to keep the registration statement effective until all of the Common Stock covered therein has been sold or may be sold without volume or manner of sale restrictions under Rule 144 of the Securities Act.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

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Corporate Opportunities Agreement.

On May 12, 2011, Harbinger Capital Partners Master Fund I, Ltd, Harbinger Capital Partners Special Situations Fund, L.P., Global Opportunities Breakaway Ltd. (collectively, the “Harbinger Parties”) and Harbinger Capital Partners LLC and Harbinger Capital Partners II LP (together with Harbinger Capital Partners LLC, the “HCP Entities”) (solely for the purpose of certain specified provisions of the Corporate Opportunities Agreement) entered into a letter agreement with CF Turul (the “Corporate Opportunities Agreement”), pursuant to which the Harbinger Parties agreed that for so long as (x) CF Turul owns at least 10% of the Preferred Stock purchased on the Issue Date or shares of Common Stock issued upon the conversion of the Preferred Stock (such securities, the “Subject Securities”) and (y) the HCP Entities, Philip A. Falcone and other entities that the HCP Entities or Philip A. Falcone directly or indirectly controls, is controlled by or is under common control with (excluding the Issuer and its subsidiaries, but including the Harbinger Parties) (the “Harbinger Affiliates”) (i) collectively beneficially own at least 35% of the Issuer’s outstanding Common Stock or voting power (unless a greater percentage of the Common Stock or voting power is owned by a third party or group) or (ii) beneficially own at least 10% of the Issuer’s outstanding Common Stock or voting power and any of them are party to an investment management agreement with the Issuer or any of its subsidiaries, if any Harbinger Affiliate, desires to pursue a Restricted Potential Corporate Opportunity (as defined in the Corporate Opportunities Agreement) then such Harbinger Affiliate will first present such opportunity to the Issuer, provide the Issuer with a reasonable period of time to consider such opportunity and present such opportunity to the Board, including Independent Directors (as defined in the Corporate Opportunities Agreement).  If the Board decides to pursue a Restricted Potential Corporate Opportunity, certain entities managed by the Harbinger Affiliates would be entitled to invest (or otherwise participate) pro rata in the venture in accordance with the allocations provided in the Corporate Opportunities Agreement.

If the Board declines to pursue a Restricted Potential Corporate Opportunity (a “Declined Opportunity”), any Harbinger Affiliate is, unless the Board or the Independent Directors have declined the Restricted Potential Corporate Opportunity in reliance on Article X of the Issuer’s Certificate of Incorporation, free to pursue such Declined Opportunity itself or present it to any other person.

In addition, subject to certain exceptions, the Harbinger Parties agreed that for so long as CF Turul owns at least 10% of the Subject Securities, the Harbinger Affiliates will not, without the written consent of the Fortress Purchaser, amend or enter into any management agreement with the Issuer or any of its subsidiaries that provides for the payment of management fees by the Issuer and its subsidiaries to the Harbinger Affiliates in excess of $10,000,000 in the aggregate per annum (which amount is to be calculated in accordance with, and is subject to certain reductions pursuant to, the terms of the terms of the Corporate Opportunities Agreement).

The foregoing description of the Corporate Opportunities Agreement is qualified in its entirety by reference to the full text of the Corporate Opportunities Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Tag-Along Agreement

On May 12, 2011, the Harbinger Parties and the Purchasers entered into a letter agreement (the “Tag-Along Agreement”), pursuant to which the Harbinger Parties agreed that at any time before the achievement of a Public Float Hurdle (as defined in the Tag-Along Agreement) and for so long as the Purchasers retain at least 75% of the Preferred Stock purchased on the Issue Date, subject to certain exceptions, if any of the Harbinger Affiliates desires to sell, assign, exchange, transfer or otherwise dispose of their shares (“Transfer”) to a third party (x) in one or a series of related transactions not involving a public offering and that is not a sale to the public through a broker, dealer or market maker or (y) pursuant to a registered direct offering to one or more purchasers in an aggregate amount greater than the lesser of $5 million and 1% of the outstanding shares of Common Stock, such Harbinger Affiliate would notify the Purchasers and their respective permitted transferees of such Transfer and the Purchasers and their respective affiliates would have the right and option, but not the obligation, to sell a certain number of their shares to the proposed third party buyer in accordance with the terms of the Tag-Along Agreement.

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In addition, the Harbinger Parties agreed that if at any time any Harbinger Affiliate proposes to purchase any shares of Preferred Stock (or shares of Common Stock issued upon conversion of the Preferred Stock) from CF Turul or any of its permitted transferees (a “Fortress Sale”), such Harbinger Affiliate would notify the other Purchasers and their respective permitted transferees and each such person would have the right to sell to such Harbinger Affiliate a certain number of their shares of Preferred Stock (or shares of Common Stock issued upon conversion of the Preferred Stock) (as determined in accordance with the terms of the Tag-Along Agreement) and at the same price and subject to the same terms and conditions as in the Fortress Sale.

The determination of whether to effect any sale of securities pursuant to the terms of the Tag-Along Agreement is in the sole and absolute discretion of the proposed seller of such securities.

The foregoing description of the Tag-Along Agreement is qualified in its entirety by reference to the full text of the Tag-Along Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as otherwise described herein, including without limitation in Item 2 regarding the JIC Agreement, neither any of the Reporting Persons nor, to the best of such Reporting Persons’ knowledge, any of the persons identified in Item 2, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Exhibit Number	Description

99.1	Joint Filing Agreement, dated the date hereof, among each of the Reporting Persons (filed herewith).

99.2	Securities Purchase Agreement, dated May 12, 2011, by and among CF Turul, LLC, Providence TMT Debt Opportunity Fund II, L.P., PECM Strategic Funding L.P., Wilton Re Holdings Limited and Harbinger Group Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Harbinger Group Inc. on May 13, 2011).

99.3	First Amendment to Securities Purchase Agreement, dated August 5, 2011, by and among CF Turul, LLC, Providence TMT Debt Opportunity Fund II, L.P., PECM Strategic Funding L.P., Wilton Re Holdings Limited and Harbinger Group Inc. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Harbinger Group Inc. on August 5, 2011).

99.4	Certificate of Designation of Series A Participating Convertible Preferred Stock of Harbinger Group Inc., adopted on May 12, 2011 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Harbinger Group Inc. on May 13, 2011).

99.5	Form of Certificate of Amendment of Certificate of Designation of Series A Participating Convertible Preferred Stock of Harbinger Group Inc. (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by Harbinger Group Inc. on August 5, 2011).

99.6	Registration Rights Agreement, dated May 12, 2011, by and among Harbinger Group Inc. and the Holders party thereto (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Harbinger Group Inc. on May 13, 2011).

99.7	Registration Rights Amendment and Joinder, dated August 5, 2011, by and among Harbinger Group Inc. and the Holders party thereto (incorporated by reference to Exhibit 99.3 to the Reporting Persons’ Amendment No. 1 to Schedule 13D filed on August 12, 2011).

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Exhibit Number	Description

99.8	Tag-Along Agreement, dated May 12, 2011, by and among CF Turul, LLC, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd. (incorporated by reference from the form filed as Exhibit C to Exhibit 10.1 of Harbinger Group Inc.’s Current Report on Form 8-K filed on May 13, 2011).

99.9	Amended and Restated Tag-Along Agreement, dated August 5, 2011, by and among CF Turul, LLC, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd. (incorporated by reference to Exhibit 99.4 to the Reporting Persons’ Amendment No. 1 to Schedule 13D filed on August 12, 2011).

99.10	Corporate Opportunities Agreement, dated May 12, 2011, by and among CF Turul, LLC, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and Global Opportunities Breakaway Ltd. (incorporated by reference from the form filed as Exhibit D to Exhibit 10.1 of Harbinger Group Inc.’s Current Report on Form 8-K filed on May 13, 2011).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014

CF TURUL LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

FORTRESS CREDIT OPPORTUNITIES ADVISORS LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

FORTRESS CREDIT OPPORTUNITIES MA ADVISORS LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

FORTRESS CREDIT OPPORTUNITIES MA II ADVISORS LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

fco ma lss advisors llc

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

fortress credit Opportunities ma maple leaf advisors llc

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

fortress global Opportunities (yen) advisors llc

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

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drawbridge special Opportunities advisors llc

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

fortress special Opportunities advisors llc

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

FIG LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

FORTRESS OPERATING ENTITY I LP

By:	FIG Corp., as General Partner

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

FIG CORP.

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

/s/ Peter L. Briger, Jr.
Peter L. Briger, Jr.

/s/ Constantine M. Dakolias
Constantine M. Dakolias

27

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF CF TURUL LLC

The name and principal occupation of the each of the directors and executive officers of CF Turul LLC (“CF Turul”) are listed below. The principal business address of each of the directors and executive officers of CF Turul LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of CF Turul
Constantine M. Dakolias	President of CF Turul
Marc K. Furstein	Chief Operating Officer of CF Turul
Adam Rockfeld	Chief Financial Officer of CF Turul
Glenn P. Cummins	Treasurer of CF Turul
James K. Noble III	Secretary of CF Turul
Daniel N. Bass	Authorized Signatory of CF Turul
David Brooks	Authorized Signatory of CF Turul

DIRECTORS AND EXECUTIVE OFFICERS OF THE INVESTMENT ADVISORS

The following entities are investment advisors to one or more of the Fortress-managed funds that own the membership interests in CF Turul: Fortress Credit Opportunities MA Advisors LLC, Fortress Credit Opportunities MA II Advisors LLC, FCO MA LSS Advisors LLC, Fortress Credit Opportunities MA Maple Leaf Advisors LLC, Fortress Global Opportunities (Yen) Advisors LLC, Drawbridge Special Opportunities Advisors LLC and Fortress Special Opportunities Advisors LLC (the “Investment Advisors”).

The name and principal occupation of the each director and executive officer of the Investment Advisors is below. The principal business address of each director and executive officer is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Fortress Credit Opportunities and Advisors LLC

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of the Board of Directors of FCOA
Constantine M. Dakolias	President of FCOA
Marc K. Furstein	Chief Operating Officer of FCOA
Adam Rockfeld	Chief Financial Officer of FCOA
Douglas Cardoni	Chief Administrative Officer of FCOA
Glenn P. Cummins	Treasurer of FCOA
James K. Noble III	Secretary of FCOA
Daniel N. Bass	Authorized Signatory of FCOA
David Brooks	Authorized Signatory of FCOA

Fortress Credit Opportunities MA Advisors LLC

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of Fortress Credit Opportunities MA Advisors LLC
Constantine M. Dakolias	President of Fortress Credit Opportunities MA Advisors LLC
Marc K. Furstein	Chief Operating Officer of Fortress Credit Opportunities MA Advisors LLC
Adam Rockfeld	Chief Financial Officer of Fortress Credit Opportunities MA Advisors LLC
Glenn P. Cummins	Treasurer of Fortress Credit Opportunities MA Advisors LLC
James K. Noble III	Secretary of Fortress Credit Opportunities MA Advisors LLC
Daniel N. Bass	Authorized Signatory of Fortress Credit Opportunities MA Advisors LLC
David Brooks	Authorized Signatory of Fortress Credit Opportunities MA Advisors LLC
Jason Meyer	Authorized Signatory of Fortress Credit Opportunities MA Advisors LLC

Fortress Credit Opportunities MA II Advisors LLC

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of Fortress Credit Opportunities MA II Advisors LLC
Constantine M. Dakolias	President of Fortress Credit Opportunities MA II Advisors LLC
Marc K. Furstein	Chief Operating Officer of Fortress Credit Opportunities MA II Advisors LLC
Adam Rockfeld	Chief Financial Officer of Fortress Credit Opportunities MA II Advisors LLC
Glenn P. Cummins	Treasurer of Fortress Credit Opportunities MA II Advisors LLC
James K. Noble III	Secretary of Fortress Credit Opportunities MA II Advisors LLC
Daniel N. Bass	Authorized Signatory of Fortress Credit Opportunities MA II Advisors LLC
David Brooks	Authorized Signatory of Fortress Credit Opportunities MA II Advisors LLC
Jason Meyer	Authorized Signatory of Fortress Credit Opportunities MA II Advisors LLC

FCO MA LSS Advisors LLC

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of FCO MA LSS Advisors LLC
Constantine M. Dakolias	President of FCO MA LSS Advisors LLC
Marc K. Furstein	Chief Operating Officer of FCO MA LSS Advisors LLC
Adam Rockfeld	Chief Financial Officer of FCO MA LSS Advisors LLC
Glenn P. Cummins	Treasurer of FCO MA LSS Advisors LLC
James K. Noble III	Secretary of FCO MA LSS Advisors LLC
Daniel N. Bass	Authorized Signatory of FCO MA LSS Advisors LLC
David Brooks	Authorized Signatory of FCO MA LSS Advisors LLC
Jason Meyer	Authorized Signatory of FCO MA LSS Advisors LLC

Fortress Credit Opportunities MA Maple Leaf Advisors LLC

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of Fortress Credit Opportunities MA Maple Leaf Advisors LLC
Constantine M. Dakolias	President of Fortress Credit Opportunities MA Maple Leaf Advisors LLC
Marc K. Furstein	Chief Operating Officer of Fortress Credit Opportunities MA Maple Leaf Advisors LLC
Adam Rockfeld	Chief Financial Officer of Fortress Credit Opportunities MA Maple Leaf Advisors LLC
Glenn P. Cummins	Treasurer of Fortress Credit Opportunities MA Maple Leaf Advisors LLC
James K. Noble III	Secretary of Fortress Credit Opportunities MA Maple Leaf Advisors LLC
Daniel N. Bass	Authorized Signatory of Fortress Credit Opportunities MA Maple Leaf Advisors LLC
David Brooks	Authorized Signatory of Fortress Credit Opportunities MA Maple Leaf Advisors LLC

Fortress Global Opportunities (Yen) Advisors LLC

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of Fortress Global Opportunities (Yen) Advisors LLC
Constantine M. Dakolias	President of Fortress Global Opportunities (Yen) Advisors LLC
Marc K. Furstein	Chief Operating Officer of Fortress Global Opportunities (Yen) Advisors LLC
Timothy Chizak	Chief Financial Officer of Fortress Global Opportunities (Yen) Advisors LLC
Glenn P. Cummins	Treasurer of Fortress Global Opportunities (Yen) Advisors LLC
James K. Noble III	Secretary of Fortress Global Opportunities (Yen) Advisors LLC
Daniel N. Bass	Authorized Signatory of Fortress Global Opportunities (Yen) Advisors LLC
David Brooks	Authorized Signatory of Fortress Global Opportunities (Yen) Advisors LLC
Jason Meyer	Authorized Signatory of Fortress Global Opportunities (Yen) Advisors LLC

Drawbridge Special Opportunities Advisors LLC

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of Drawbridge Special Opportunities Advisors LLC
Constantine M. Dakolias	President of Drawbridge Special Opportunities Advisors LLC
Marc K. Furstein	Chief Operating Officer of Drawbridge Special Opportunities Advisors LLC LLC
David Prael	Chief Financial Officer of Drawbridge Special Opportunities Advisors LLC
Glenn P. Cummins	Treasurer of Drawbridge Special Opportunities Advisors LLC
James K. Noble III	Secretary of Drawbridge Special Opportunities Advisors LLC
Daniel N. Bass	Authorized Signatory of Drawbridge Special Opportunities Advisors LLC
David Brooks	Authorized Signatory of Drawbridge Special Opportunities Advisors LLC
Jason Meyer	Authorized Signatory of Drawbridge Special Opportunities Advisors LLC
Douglas Cardoni	Chief Administrative Officer of Drawbridge Special Opportunities Advisors LLC

Drawbridge Special Opportunities Advisors LLC

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of Drawbridge Special Opportunities Advisors LLC
Constantine M. Dakolias	President of Drawbridge Special Opportunities Advisors LLC
Marc K. Furstein	Chief Operating Officer of Drawbridge Special Opportunities Advisors LLC LLC
David Prael	Chief Financial Officer of Drawbridge Special Opportunities Advisors LLC
Glenn P. Cummins	Treasurer of Drawbridge Special Opportunities Advisors LLC
James K. Noble III	Secretary of Drawbridge Special Opportunities Advisors LLC
Daniel N. Bass	Authorized Signatory of Drawbridge Special Opportunities Advisors LLC
David Brooks	Authorized Signatory of Drawbridge Special Opportunities Advisors LLC
Jason Meyer	Authorized Signatory of Drawbridge Special Opportunities Advisors LLC
Douglas Cardoni	Chief Administrative Officer of Drawbridge Special Opportunities Advisors LLC

Fortress Special Opportunities Advisors LLC

Name	Principal Occupation
Peter L. Briger, Jr.	Chairman of Fortress Special Opportunities Advisors LLC
Constantine M. Dakolias	President of Fortress Special Opportunities Advisors LLC
Marc K. Furstein	Chief Operating Officer of Fortress Special Opportunities Advisors LLC
Glenn P. Cummins	Chief Financial Officer of Fortress Special Opportunities Advisors LLC
James K. Noble III	Secretary of Fortress Special Opportunities Advisors LLC
Daniel N. Bass	Treasurer of Fortress Special Opportunities Advisors LLC
David Brooks	Authorized Signatory of Fortress Special Opportunities Advisors LLC
Jason Meyer	Authorized Signatory of Fortress Special Opportunities Advisors LLC
Douglas Cardoni	Chief Administrative Officer of Fortress Special Opportunities Advisors LLC

DIRECTORS AND EXECUTIVE OFFICERS OF
FORTRESS OPERATING ENTITY I LP

The name and principal occupation of the each of the directors and executive officers are listed below. The principal business address of each of the directors and executive officers is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
FIG Corp.	General Partner of Fortress Operating Entity I LP

DIRECTORS AND EXECUTIVE OFFICERS OF FIG LLC

FIG LLC (“FIG LLC”) is the sole member of each of the Investment Advisors. The name and principal occupation of the each of the directors and executive officers of FIG LLC are listed below. The principal business address of each of the directors and executive officers of FIG LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal of Fortress
Randal A. Nardone	Principal and Director of Fortress
Michael E. Novogratz	Principal and Director of Fortress
Daniel N. Bass	Chief Financial Officer and Treasurer of Fortress
David Brooks	Secretary, Vice President and General Counsel of Fortress

DIRECTORS AND EXECUTIVE OFFICERS OF FIG CORP.

FIG Corp. is the general partner of Fortress Operating Entity I LP, which is the sole managing member of Hybrid. The name and principal occupation of each of the directors and executive officers of FIG Corp. are listed below. The principal business address of each of the directors and executive officers of FIG Corp. is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal of Fortress
Randal A. Nardone	Principal and Director of Fortress
Michael E. Novogratz	Principal and Director of Fortress
Daniel N. Bass	Chief Financial Officer and Treasurer of Fortress
David Brooks	Secretary, Vice President and General Counsel of Fortress

DIRECTORS AND EXECUTIVE OFFICERS OF FORTRESS INVESTMENT GROUP LLC

The name and principal occupation of each of the directors and executive officers of Fortress Investment Group LLC (“Fortress”), the holder of all of the issued and outstanding shares of FIG Corp. (“FIG Corp.”), are listed below. Unless indicated otherwise below, the principal business address of each of the directors and executive officers of Fortress Investment Group LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
Wesley R. Edens	Co-Chairman of the Board of Directors and Principal of Fortress
Peter L. Briger, Jr.	Co-Chairman of the Board of Directors and Principal of Fortress
Randal A. Nardone	Principal and Director of Fortress
Michael E. Novogratz	Principal and Director of Fortress
Daniel N. Bass	Chief Financial Officer and Treasurer of Fortress
David Brooks	Secretary, Vice President and General Counsel of Fortress
Richard N. Haass	President of the Council on Foreign Relations. The Council on Foreign Relations’ address is The Harold Pratt House, 58 East 68th Street, New York, NY 10021.
Douglas L. Jacobs	Director of Doral Financial Corporation. Doral Financial Corporation’s address is 1451 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717.
David B. Barry	President of Ironstate Development Company. Ironstate Development Company’s address is 50 Washington Street, Hoboken, NJ 07030.
George W. Wellde, Jr.	Chairman of the Board of Trustees of the University of Richmond. The Board of Trustees’ address is Maryland Hall, Suite 200, 28 Westhampton Way, University of Richmond, VA 23173